UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02025478

NO ACT
P.E 12-28-2001
1-14037

March 7, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2002

Ronald O. Mueller
Gibson, Dunn, & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Moody's Corporation
Incoming letter dated December 28, 2001

Dear Mr. Mueller:

This is in response to your letter dated December 28, 2001 concerning the shareholder proposal submitted to Moody's by Nick Rossi. We also have received a letter on the proponent's behalf dated January 25, 2002 and February 24, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax
www.gibsondunn.com

December 28, 2001

Direct Dial
(202) 955-8671

Client No.
63852-00013

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mr. John Chevedden, as representative of Nick Rossi, Custodian for Katrina Wubbolding*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Moody's Corporation ("Moody's"), to omit from its proxy statement and form of proxy for Moody's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a shareholder proposal and supporting statement (the "Proposal") received from John Chevedden ("Mr. Chevedden") on behalf of Nick Rossi, custodian for Katrina Wubbolding (the "Stockholder") (collectively, the "Proponents").

The Proposal requests that Moody's Board of Directors: (1) seek shareholder approval prior to adopting any poison pill; and (2) redeem or terminate any poison pill now in effect unless it is approved by a shareholder vote at the next shareholder meeting. *See* Attachment A.

On behalf of our client, we hereby notify the Division of Corporation Finance of Moody's intention to exclude the Proposal from its 2002 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Stockholder and Mr. Chevedden, informing them of Moody's intention to exclude the Proposal from the 2002 Proxy Materials. Moody's intends to file its definitive 2002 Proxy Materials with the Securities and Exchange Commission (the "SEC") on or about March 18, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Moody's intends to file its definitive proxy statement and form of proxy with the SEC.

We believe that the Proposal may properly be excluded from the 2002 Proxy Materials pursuant to Rule 14a-8(f)(1) because the Proponents failed to establish the requisite eligibility of the Stockholder to submit the Proposal. Furthermore, we believe that Moody's may properly exclude the Proposal under Rule 14a-8(i)(3), because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." As set forth below, this Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise its false and misleading statements that it must be completely excluded.

While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, if the Staff were to depart from the above statements in SLB 14 in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in Moody's 2002 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

BASES FOR EXCLUSION

I. The Proposal May Be Excluded In Its Entirety Under Rule 14a-8(f)(1) Because The Proponents Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Proposal may be excluded under Rule 14a-8(f)(1) because, despite repeated requests from Moody's, the Proponents did not substantiate the Stockholder's eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." The Proponents did not represent, nor have the Proponents provided documentation to substantiate, that the Stockholder has held the requisite amount of securities for at least one year by the date the Stockholder submitted the Proposal.

As recommended in SLB 14, after receiving the Proposal and in light of the absence of a representation regarding satisfaction of Rule 14a-8(b)(1)'s one-year holding period, Moody's consulted with its transfer agent, Bank of New York, to independently verify the Stockholder's holdings. This research revealed that Nick Rossi, as custodian for Katrina Wubbolding, became a record holder of Moody's stock on December 22, 2000. The Stockholder dated the cover letter that accompanied the Proposal as of November 5, 2001. Therefore, the one-year holding period required by Rule 14a-8(b) apparently did not elapse between the date the Stockholder became a Moody's record holder (December 22, 2000) and the date the Stockholder submitted the Proposal (November 5, 2001).

Because Moody's was not able to verify from its records that the Stockholder satisfied the eligibility requirements of Rule 14a-8(b), pursuant to Rule 14a-8(f)(1) Moody's notified the Stockholder in a letter dated November 20, 2001, with a copy to Mr. Chevedden, of the information it had obtained from its transfer agent, set forth the relevant text of Rule 14a-8(b) and requested that the Stockholder "submit proof that you are eligible under the Securities Exchange Act of 1934 . . . to submit this Proposal for consideration at our Annual Meeting." *See* Attachment B. As required by Rule 14a-8(f), Moody's notified the Proponents of this eligibility deficiency within fourteen (14) days of receiving the Proposal. Furthermore, in compliance with Rule 14a-8(f), Moody's notified the Proponents that its response must be postmarked, or transmitted electronically, within fourteen (14) days from the date it received Moody's November 20, 2001 letter.

Moody's received an electronic mail response from Mr. Chevedden on November 27, 2001. *See* Attachment C. This correspondence did not provide information enabling Moody's to verify the Stockholder's eligibility to submit the Proposal. Moody's transmitted by electronic mail and by certified mail on November 28, 2001, a response to the Proponents reiterating the basis for its request for information demonstrating the Stockholder's satisfaction of the one-year requirement in Rule 14a-8(b)(1) and repeating the requirement of Rule 14a-8(b)(1) and the deadline for a response. *See* Attachment D. Mr. Chevedden responded by electronic mail, in a message dated November 29, 2001, but did not provide any information documenting the Stockholder's holdings of Moody's stock. *See* Attachment E. In Moody's third request to the Proponents, Moody's again requested documentation of the Stockholder's eligibility in a letter dated November 30, 2001. *See* Attachment F. Mr. Chevedden responded in electronic mail messages dated November 30, 2001 and December 2, 2001, but did not verify the Stockholder's eligibility under Rule 14a-8(b). *See* Attachment G. Moody's sent to the Proponents a fourth request for the eligibility information on December 3, 2001. *See* Attachment H. Mr. Chevedden's response, dated December 4, 2001, did not provide Moody's with the information necessary to substantiate the Stockholder's holdings. *See* Attachment I.

As Moody's stated to the Proponents on each occasion, Moody's cannot independently verify the Stockholder's eligibility through the records maintained by its transfer agent. In SLB 14, at part C.1.c., the Staff stated, "[i]n the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company." Here, the Stockholder was not a registered holder for the full one-year time period required under Rule 14a-8(b). Therefore, the Stockholder is responsible for providing information to demonstrate its eligibility. Despite numerous communications with the

Proponents that set forth the requirement of Rule 14a-8(b), notifying the Proponents of the information available to Moody's and the information that it needed to determine the Stockholder's eligibility, and stating the deadline for the Stockholder's response, the Proponents failed to represent or verify that the Stockholder maintained holdings of the requisite value of Moody's stock for at least one year from November 5, 2001, the date the Proponent submitted the Proposal. Therefore, the Stockholder is not eligible to submit the Proposal under Rule 14a-8(b)(1) and the Proposal may be excluded under Rule 14a-8(f). *See Actuant Corp.* (avail. Oct. 16, 2001); *General Motors Corp.* (avail. Mar. 13, 1990) (permitting company to exclude a shareholder proposal received on October 16, 1989 where the transfer agent stated that it registered the proponent's ownership of the shares on March 27, 1989, and July 21, 1989); *Texaco, Inc.* (avail Mar. 13, 1990) (permitting company to exclude a shareholder proposal submitted on December 5, 1989 where the proponent's bank stated that the proponent acquired the shares on December 7, 1989).

II. The Proposal May Be Excluded In Its Entirety Under Rule 14a-8(i)(3) Because The Proposal Is False And Misleading In Violation Of Rule 14a-9.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed in Section II.B. below, the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in SLB 14, when substantial revisions and omissions are necessary, it is appropriate to exclude the entire proposal. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed in Section II.A. below.

A. FALSE AND/OR MISLEADING STATEMENTS IN THE PROPOSAL.

We believe that the following statements in the Proposal are false and/or misleading:

The Statement That "Pills Adversely Affect Shareholder Value" Is False And Misleading.

The Proposal states "[p]ills adversely affect shareholder value" (Paragraph 4). It purports to provide support for its statement by citing "*Power and Accountability* Nell Minow and Robert Monks" found at www.thecorporatelibrary.com/power. Based upon a review of the sections regarding poison pills (pages 49-52) in both the electronic and hard-cover versions of the book, it is apparent that the source does not support the Proposal's statement that "pills adversely affect shareholder value." In fact, the authors declare that "[t]he evidence to date on the value of pills has been inconclusive." *See* NELL MINOW & ROBERT A.G. MONKS, POWER AND ACCOUNTABILITY, 52 (Harper Collins Publishers, Inc. 1991); Chapter Two, "1,000 Poison Pills." Further, the source states that "[s]ome [studies] have suggested that adoption of a pill increases share value; some say the opposite." *Id.* The Proponents' citation of this source as support for their statement is blatantly false and misleading in violation of Rule 14a-9. This statement must be deleted.

The Proponents Fail To Adequately Support Statements Alleging "Negative Effects Of Poison Pills On Shareholder Value."

The Proposal fails to support its statement alleging "negative effects of poison pills on shareholder value" (Paragraph 3).

1. The Proposal claims to support this statement by referring shareholders to the Council of Institutional Investors (the "Council") website at www.cii.org. This reference is vague and misleading in at least three ways. First, the reference is to an entire website. In this instance, shareholders who visit the site are unable to determine which of the many pages on the site might support the Proposal's statement. The site does not contain a "search" function that might make shareholder access easier. Second, our search of this website revealed no information supporting the statement that poison pills negatively affect shareholder value. We find references only to the Council's opinion that shareholders should have the right to vote on pills. Stating that this website supports the opinion that pills negatively affect shareholder value is false and misleading. Finally, the citation is to a third-party website whose content cannot be regulated and is subject to change at any time. Therefore, false and/or misleading statements could be incorporated into the website once the proxy materials are mailed to Moody's shareholders.

   The Commission has previously found that references to internet addresses and/or web sites are excludable and may be omitted from proposals or supporting statements. *See, e.g.,* SLB 14 (avail. July 13, 2001) (stating that inclusion of a website would not violate the provision allowing only 500 words, but may be omitted on the basis of reference to false or misleading statements); *AMR Corporation* (avail. Apr. 3, 2001) (deleting the same website address included in this Proposal); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998); and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998). Because the reference to this website is vague in that it does not refer to a specific page within the site, the website does not support the proposition for which it is cited, and false or misleading statements could be incorporated into the website at any time, it is appropriate to exclude the website reference and the statement alleging "negative effects of poison pills on shareholder value."

2. The Proposal also claims to support its statement with a reference to the website address www.cii.org/ciicentral/policies.htm. In internet searches conducted on November 29, November 30 and December 6, 2001, we were unable to locate a web page at this address and we believe that it does not currently exist. The inclusion of a non-existent source for support is inherently materially false and misleading, and must be deleted. If the web page does exist, we believe it must be deleted for the reasons set forth in 1., above.

3. The Proposal's final citation of support for this statement is the false statement that the previously cited publication POWER AND ACCOUNTABILITY agrees with the Proponents' opinion (discussed in the first subsection in II.A.).

4. Because the citation to POWER AND ACCOUNTABILITY does not support the Proposal's statement and the citations to the Council's websites are properly excluded on several grounds, the heading "Negative Effects of Poison Pills on Shareholder Value" should be deleted as lacking support. After exclusion of the other references as outlined in 1.-3. above, the remaining reference in that section of the Proposal, *The Effect of Poison Pills on the Wealth of Target Shareholders*, supports only the statement that an Office of the Chief Economist study found that the negative effects of poison pills outweigh their benefits. This does not support the proposition in that section's heading that "shareholder value" is in any way affected, and the heading should be omitted or revised to reflect the substance of the statement.

The Proponents Fail To Substantiate The Statement That "Many Institutional Investors Believe Poison Pills Should Be Voted On By The Shareholders."

The statement that "[m]any institutional investors believe poison pills should be voted on by shareholders" (Paragraph 6) is entirely unsubstantiated. The Proposal offers no support whatsoever for this statement, yet presents it as one of fact. Presenting a statement that purports to represent the view of "many" institutional investors as factual may lead shareholders to place undue reliance on such an unsupported statement, thereby materially misleading them.

In *Boeing Company* (avail. Feb. 7, 2001), the Staff required deletion of a similar statement made by Mr. Chevedden, and required the identification of unidentified parties referred to in another statement. That proposal stated "[m]any institutional investors believe that such trustees vote according to management's position" and "[m]eanwhile management at the highest level of the company has stepped backwards according to the standards of many institutional investors." Boeing argued that these statements were materially false and misleading, and completely unsupported by documentation. The Staff agreed, requiring the deletion of the former statement and the inclusion of authority to specifically identify the institutional investors referenced in the latter statement.

Accordingly, the statement that "[m]any institutional investors believe poison pills should be voted on by shareholders" should be omitted, or the Proponents should identify, with supporting documentation, the supposed "many" institutional investors to which it refers. *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before they may be included in a proposal). Alternately, the Proponents should revise this statement to reflect that it is their opinion that poison pills should be voted on by shareholders. *See Halliburton Co.* (avail. Jan. 30, 2001) (requiring proponent to recast a portion of the supporting statement as the proponent's opinion).

The Statement In The Proposal That "This Proposal Has Significant Institutional Support" Is False And Misleading.

The statement that "[t]his proposal topic has significant institutional support" (Paragraph 7) is misleading in three ways:

1. This statement may lead shareholders to assume that this particular proposal has significant support, with no factual support presented.

2. The statement is unsupported. The Proposal professes to substantiate "significant institutional support" by saying that "26 major companies" averaged a "57% yes-vote" on similar proposals in 2000. This statement is offered as a "fact" by the Proponents, but no citation is provided to an authoritative source to support it. The Proposal should cite a source for those statistics or omit them altogether. *See Boeing Company* (avail. Feb. 7, 2001); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000).

3. As was required in *Boeing Company* (avail. Feb. 7, 2001) and *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) (discussed in the previous subsection), the statement should identify the source of the "significant institutional support" or be omitted.

The Proposal Fails To Substantiate The Statements In The Section Entitled "Shareholder Vote Precedent Set By Other Companies."

The section of the Proposal entitled "Shareholder Vote Precedent Set by Other Companies" (Paragraph 10) is another example of uncorroborated opinion presented as a statement of fact, thereby misleading shareholders. In this section, the Proponents claim that "various companies" have embraced the terms of this Proposal. Yet again, there is no support for this statement; no examples of this supposed "precedent" are cited. As discussed in the two previous subsections, the Staff has previously required the identity of such "other companies." *See Boeing Company* (avail. Feb. 7, 2001); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before they may be included in a proposal).

The Proposal Contains Unsubstantiated Statements That, When Taken As A Whole, Are False and Misleading.

The Proposal places strong emphasis on the opinion of institutional investors: the assertion that "[i]nstitutional investor support is high-caliber support" is stated twice in the Proposal (Paragraphs 7-8). The Proposal indicates that institutional investors have "a specialized staff and resources," unlimited time, and an "independent perspective" (Paragraph 8). Once again, the Proponents have made a statement of fact that is completely lacking in substantiation. Also, the statement that institutional investors have an "independent perspective" implies that Moody's Board does not exercise independent judgment. This would be an indirect impugning of the board's integrity without factual support, impermissible under Rule 14a-9. *See* Rule 14a-9, Note (b). These reasons, coupled with the presentation of reputed opinion of unidentified institutional investors as fact (discussed in the previous two subsections), create an overwhelmingly misleading tone. The section of the Proposal that begins with "Institutional Investor Support for Shareholder Vote" and ends with "study the issues involved in this proposal topic" (Paragraphs 6-8) should, therefore, be deleted in their entirety.

The Proposal Contains Personal Opinions Not Identified As Such.

The Proposal presents the opinion of the Proponents as though it were factual when it states "[a] poison pill can insulate management at the expense of shareholders" (Paragraph 6). Presentation of an opinion in factual form is blatantly misleading and impermissible under Rule 14a-9. At a minimum, this statement should be revised to label it as an opinion statement. *See, e.g., Watts Industries, Inc.* (avail. July 10, 1998) (requiring the proponent to label two sections of the supporting statement as his "opinion").

B. THE EXTENSIVE NUMBER OF OMISSIONS AND REVISIONS REQUIRED TO THE PROPOSAL RENDER IT FALSE AND MISLEADING AS A WHOLE

SLB 14 states that "[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." Nevertheless, the Staff has had a practice of permitting proponents to "make revisions that are minor in nature and do not alter the substance of the proposal" to deal with proposals that "contain some relatively minor defects that are easily corrected." In SLB 14, the Staff announced that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In this regard, the Staff indicated that it is not beneficial to devote its resources to "detailed and extensive edits."

The instant Proposal is a prime example of the situation identified above where "extensive editing" of the proposal is necessary to bring it "into compliance with the proxy rules." Because of the extensive deletions and revisions necessary to correct the numerous unsubstantiated false and misleading statements, and the lack of substance remaining when those statements are removed, we believe it is necessary to exclude the Proposal in its entirety.

If the statements outlined in Section II.A. above are omitted or revised, only five of the eleven paragraphs in the original proposal would remain intact. We conclude that it is appropriate to delete or revise in their entirety four paragraphs, and to delete or revise portions of three others. The elimination or revision of a significant portion of the words contained in the Proposal is "the type of extensive editing" that SLB 14 indicates is justification for excluding a proposal as materially false or misleading.

The unedited section of the Proposal is misleading also, even once the false and/or misleading portions of the Proposal are omitted or revised. Such revisions are insufficient because what remains is the Proponents' "opinion" (unlabeled as such) that shareholders should be entitled to substitute their judgment for that of the Board on the issue of poison pills. According to the Staff in *Watts Industries, Inc.* (avail. July 10, 1998), proponents may be required to clearly label opinion statements as such. When the remainder of the Proposal that has not already been omitted or revised is labeled as the Proponents' "opinion," the Proposal **in its entirety** would have been revised. Accordingly, we request the Staff's concurrence that the entire proposal may be omitted.

***

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Moody's excludes the Proposal from its 2002 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Jane Clark, Moody's Corporate Secretary, at (212) 553-0300, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: John Chevedden
Nick Rossi

ROM/eai

70194163_2.DOC

ATTACHMENT A

Proponents' Shareholder Proposal

Nick Rossi
P.O. Box 249
Boonville, CA 95415

FX: 914/933-3160
PH: 212/553-0300

Mr. Clifford Alexander, Jr.
Chairman
Moody's Corporation (MCO)
99 Church Street
New York, NY 10007

Dear Mr. Alexander,

In the interest of sustained long-term shareholder value this Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication. This is to appoint Mr. John Chevedden and/or his designee to substitute for me, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi

Nick Rossi
Custodian for Katrina Wubbolding
Record Holder
Moody's Corporation

NOV 5-01
Date

cc:
Jane Clark
Corporate Secretary
FX: 914/933-3160
PH: 914/933-3108

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company
This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies
In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

ATTACHMENT B

Moody's Correspondence With Proponents (November 20, 2001)

(Sent by Express Mail and Certified Return Receipt Mail)

Moody's Corporation

99 Church Street
New York, New York 10007

Jane B. Clark
Corporate Secretary
Tel: 212.553.1079
Fax: 212.553.0990
E-mail: jane.clark@moodys.com

By Express Mail and by
Certified, Return Receipt Mail

November 20, 2001

Nick Rossi
Custodian for Katrina Wubbolding
P.O. Box 249
Boonville, California 95415

Dear Mr. Rossi:

On November 9, 2001, we received the shareholder proposal that you wish to have considered at the 2002 Annual Meeting of Stockholders of Moody's Corporation. We are writing to request that you submit proof that you are eligible under the Securities Exchange Act of 1934 (the "Exchange Act") to submit this proposal for consideration at our Annual Meeting.

It appears that you do not satisfy the minimum ownership requirements specified in Rule 14a-8(b) of the Exchange Act. Rule 14a-8(b) states that, in order to be eligible to submit a shareholder proposal, you "must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." Your letter that accompanied the shareholder proposal indicates that you submitted the proposal on November 5, 2001. According to our transfer agent, Bank of New York, the account over which you have custodial status has held 600 shares of Moody's Corporation only since December 22, 2000.

Based on this information, it does not appear that you have held the requisite number of securities for at least one year before the date you submitted the proposal. Please indicate any additional holdings in Moody's Corporation or provide other information to indicate that you satisfy the requirements of Rule 14a-8(b).

In accordance with Rule 14a-8(f) of the Exchange Act, we are notifying you of this eligibility deficiency within fourteen (14) days of receiving this proposal. Your response to this letter must be postmarked, or transmitted electronically, no later than fourteen (14) days from the date you receive it.

Sincerely,

Jane Clark

Jane Clark
Corporate Secretary

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

ATTACHMENT C

Mr. Chevedden's Correspondence With Moody's (November 27, 2001)

(Received by Electronic Message)

From: caravan west [mailto:santa66fe@yahoo.com]
Sent: Tuesday, November 27, 2001 1:56 AM
To: Clark, Jane
Subject: MCO & Proposal

Dear Ms. Clark,
Please advise by email on Nov. 27 or Nov. 28 whether the November 20, 2001 company letter relies on a specific provision of rule 14a-8 that would allow stock held for more than one year (for instance since 1994) to be excluded from the right to validly submit a rule 14a-8 proposal if the custodian changes within the last year.
Sincerely,
John Chevedden

ATTACHMENT D

Moody's Correspondence With Proponents (November 28, 2001)
(Sent by Electronic Message and Certified Return Receipt Mail)

Moody's Corporation

99 Church Street
New York, New York 10007

Jane B. Clark
Corporate Secretary
Tel: 212.553.1079
Fax: 212.553.0990
E-mail: jane.clark@moodys.com

By Electronic Message and by
Certified Return Receipt Mail

November 28, 2001

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

We are in receipt of your electronic message dated November 27, 2001 regarding the shareholder proposal submitted by Mr. Nick Rossi, Custodian for Katrina Wubbolding, for consideration at the 2002 Annual Meeting of Stockholders of Moody's Corporation.

Our letter dated November 20, 2001 requested that the shareholder demonstrate satisfaction of the ownership requirement set forth in Rule 14a-8(b) of the Securities Exchange Act of 1934. We are allowed to request this information under Rule 14a-8(b)(2), because (as indicated in our November 20, 2001 letter) based on information regarding the record holders of our stock which was provided by our transfer agent, we are unable to independently verify that the shareholder has held the required amount of the company's stock for at least one year as of the date the shareholder proposal was submitted to us. Rule 14a-8(b)(1) requires that a shareholder seeking to submit a proposal must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. If there are facts substantiating that the shareholder satisfies the ownership requirements, such as a change of name, please provide this information to us. Our November 20, 2001 letter did not assert that there is an ability for "stock held for more than one year ... to be excluded from the right to validly submit a rule 14a-8 proposal." Our letter merely, as permitted by the rule, requested information so that we can verify whether the eligibility requirements of the rule are satisfied.

As indicated in our November 20, 2001 letter, any response to that request must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date the shareholder received our November 20, 2001 letter notifying the shareholder of this apparent eligibility defect.

Sincerely,

Jane Clark

Jane Clark
Corporate Secretary

cc: Nick Rossi ✓
Custodian for Katrina Wubbolding
P.O. Box 249
Boonville, California 95415

ATTACHMENT E

Mr. Chevedden's Correspondence With Moody's (November 29, 2001)

(Received by Electronic Message)

From: caravan west [mailto:santa66fe@yahoo.com]
Sent: Thursday, November 29, 2001 1:27 AM
To: Clark, Jane
Subject: MCO & Proposal

Dear Ms. Clark,

Based on company responses the company apparently has in its possession the records that verify qualifying rule 14a-8 proposal stock ownership since 1994. Additionally, given the specific opportunity the company has apparently not provided any reason that its records show otherwise. Thus apparently the rule 14a-8 qualifying stock ownership issue is settled. Please respond by email on November 29, 2001 if there are any questions.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance

Nick Rossi

ATTACHMENT F

Moody's Correspondence With Proponents (November 30, 2001)

(Sent by Electronic Message and Certified Return Receipt Mail)

Moody's Corporation

99 Church Street
New York, New York 10007

Jane B. Clark
Corporate Secretary
Tel: 212.553.1079
Fax: 212.553.0990
E-mail: jane.clark@moodys.com

By Electronic Message and by
Certified Return Receipt Mail

November 30, 2001

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

We are in receipt of your most recent electronic message, dated November 29, 2001, regarding the shareholder proposal submitted by Mr. Nick Rossi, Custodian for Katrina Wubbolding, for consideration at the 2002 Annual Meeting of Stockholders of Moody's Corporation.

Our letters dated November 20, 2001 and November 28, 2001 requested that the shareholder demonstrate satisfaction of the ownership requirement set forth in Rule 14a-8(b) of the Securities Exchange Act of 1934. We are unaware of the basis for the statement in your most recent electronic message that "the company apparently has in its possession the records that verify qualifying rule 14a-8 proposal stock ownership since 1994." As previously indicated, according to our transfer agent, the account over which Mr. Rossi has custodial status has held 600 shares of Moody's Corporation only since December 22, 2000. Therefore, as indicated in our letters dated November 20, 2001 and November 28, 2001, we have requested that you provide information to demonstrate that the stockholder satisfies the Rule 14a-8(b) ownership requirements described in our previous letters.

As indicated in our November 20, 2001 letter, any response to that request must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date the shareholder received our November 20, 2001 letter notifying the shareholder of this apparent eligibility defect.

Sincerely,

Jane Clark

Jane Clark
Corporate Secretary

cc: Nick Rossi
Custodian for Katrina Wubbolding
P.O. Box 249
Boonville, California 95415

ATTACHMENT G

Mr. Chevedden's Correspondence With Moody's

(Received by Electronic Messages)

November 30, 2001

From: caravan west [mailto:santa66fe@yahoo.com]
Sent: Friday, November 30, 2001 10:49 PM
To: Clark, Jane
Subject: MCO & Proposal

Dear Ms. Clark,

Please confirm that the subject stock has been held since 1994. If not 1994 then the correct date.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Nick Rossi

December 2, 2001

From: caravan west [mailto:santa66fe@yahoo.com]
Sent: Sunday, December 02, 2001 5:29 PM
To: Clark, Jane
Subject: MCO & Proposal, Update

Dear Ms. Clark,

Please confirm by email on Dec. 3 that the subject stock of 600 shares has been held since 1994. If not 1994 then please advise the correct date.
We hope that the company response to this proposal will be shareholder-friendly.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Nick Rossi

ATTACHMENT H

Moody's Correspondence With Proponents (December 3, 2001)
(Sent by Electronic Message and Certified Return Receipt Mail)

Moody's Corporation

99 Church Street
New York, New York 10007

Jane B. Clark
Corporate Secretary
Tel: 212.553.1079
Fax: 212.553.0990
E-mail: jane.clark@moodys.com

By Electronic Message and by
Certified Return Receipt Mail

December 3, 2001

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

We are in receipt of your most recent electronic messages, dated December 2, 2001 and November 30, 2001, regarding the shareholder proposal submitted by Mr. Nick Rossi, Custodian for Katrina Wubbolding, for consideration at the 2002 Annual Meeting of Stockholders of Moody's Corporation. As indicated in our letters dated November 20, 2001, November 28, 2001 and November 30, 2001, we are unable to confirm that the subject stock has been held continuously by the shareholder for the period required under Rule 14a-8(b) of the Securities Exchange Act of 1934. According to our transfer agent, the account over which Mr. Rossi has custodial status has held 600 shares of Moody's Corporation only since December 22, 2000. Therefore, as indicated in our previous three letters, we have requested that you provide information to demonstrate that the stockholder satisfies the Rule 14a-8(b) ownership requirements described in our previous letters.

As indicated in our November 20, 2001 letter, any response to that request must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date the shareholder received our November 20, 2001 letter notifying the shareholder of this apparent eligibility defect.

Sincerely,

Jane Clark

Jane Clark
Corporate Secretary

cc: Nick Rossi
Custodian for Katrina Wubbolding
P.O. Box 249
Boonville, California 95415

ATTACHMENT I

Mr. Chevedden's Correspondence With Moody's (December 4, 2001)

(Received by Electronic Messages)

From: caravan west [mailto:santa66fe@yahoo.com]
Sent: Tuesday, December 04, 2001 4:13 AM
To: Clark, Jane
Subject: MCO & Proposal

Dear Ms. Clark,

Please advise on Dec. 4 by email the section under rule 14a-8 or any other support that states that the date of ownership is determined, not by the date that the stock was purchased, but by the date that the current custodian became the custodian.

Thank you.

Sincerely,
John Chevedden

cc:
Nick Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 25, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Moody's Corporation (MCO)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill Vote

Ladies and Gentlemen:

This is respectfully submitted in response to the Moody's Corporation (MCO) no action request. It is believed that MCO must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

3) [3 corresponds to the page number in the company no action request]
3) The company does not cite a rule or interoperation that the rule 14a-8 purchase date is the date of that an pre-existing custodianship was modified.
3) The company does not address why the company has omitted key information:
The date that company records show to be the start of the continuous ownership of the Katrina Wubbolding stock.

4) Key company omission:
Whether any of the cited cases in page 4, paragraph one, involved the modification of a pre-existing custodianship.
4) Part-whole Fallacy:
The company claims that since it finds information in one chapter of *Power and Accountability* that the company personally does not like, it is conclusive that no information relevant to this proposal in contained in the entire book.
4) The company claims that if it can find one conclusion in *Power and Accountability*, this one conclusion makes it conclusive that there is no other conclusion in the entire book.
4) Text from *Power and Accountability* is attached.

5) The company could implicitly impugn its own shareholders by implying that shareholders can not differentiate information on a corporate governance website that applies to a specific corporate governance topic.

6) Company self-impugn:
In making certain company complaints about text relating to corporate governance, unsupported by a company factual challenge, the company appears to implicitly admit that it is not current on the topic of corporate governance.
6) The company presents irrelevant matter by citing certain text unrelated to this proposal that was challenged at Boeing.

7) The company for some reason omits words from the proposal:
From "This proposal topic," the company omits "topic," page 7, 1st line.
7) Weasel words:
Under the burden of proof the first 7 words of the company sentence on page 7, item one uses "may" (possibility), "lead" (guide), and "assume" (to believe on tentative grounds).
7) Meaningless generalization:
"When taken as a whole"
7) The company for some reason tries to adds words to the proposal:
"Unlimited time," on page 7, 4th line from the bottom.

In summary, there appear to be the above 13 issues with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: MCO
Nick Rossi

Source: Power and Accountability

1,000 Poison Pills

The pill is a "doomsday device," with such potent wealth destroying characteristics that no bidder has ever dared proceed to the point of causing a pill actually to become operative.

In either case, the pills have the potential to act as doomsday machines in the event of an unwanted control contest, providing a target's board with veto power.

All the board has to do is refuse to redeem the pill over takeover bids, even if they are in the best interest of target shareholders.

All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders; all the board has to do is refuse to redeem the pill, and no bidder would dare trigger its poison. Yet because they are implemented as warrants or rights offerings, the plans can be put in place without shareholder voting approval, under state law, which controls corporate governance.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

February 24, 2002

FX: 202/942-9525
6 Copies also by Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 FEB 25 AM 9:52

Rule 14a-8 Opposing Statement Changes Needed
Moody's Corporation (MCO)
Shareholder Proposal on Poison Pill

Ladies and Gentlemen:

The following changes are believed needed in the company opposing text:

Paragraph 3
- Non-employee directors evaluated the plan
- Future reviews

No evidence
Please delete

Paragraph 4
- The board evaluated the plan
- To periodically review the plan

No evidence
Please delete

There is particularly no evidence of the directors obtaining any information that would most favorably present the other side of this issue.

This is to respectfully request the company advise on February 26, 2002 whether these changes can be accomplished.

Sincerely,

John Chevedden
cc:
Nick Rossi
Jane Clark, Corporate Secretary
FX: 914/933-3160

MCO

STATEMENT IN OPPOSITION OF MOODY'S CORPORATION

STATEMENT OF THE BOARD OF DIRECTORS

The Board of Directors recommends that stockholders vote AGAINST this stockholder proposal.

In September 2000, in connection with the creation of the Company as a result of the separation of The Dun & Bradstreet Corporation into two companies, the Board of Directors of the Company amended and restated the Company's shareholder rights plan, an arrangement commonly referred to as a "poison pill" and referred to in the remainder of this section as the Rights Plan.

Pursuant to its corporate governance policies, in 2001 the Board of Directors tasked a committee composed entirely of non-employee directors to conduct a thorough evaluation of the Company's Rights Plan. Upon the recommendation of that committee, the Board concluded that the Rights Plan as it presently exists remains in the best interests of the Company. The Board also determined to conduct future reviews of the Rights Plan on a regular basis to ensure that the Rights Plan continues to protect the Company and our stockholders as intended.

The Board of Directors believes that maintaining the Rights Plan provides it important an important tool in addressing attempts to acquire the Company that it may determine are inadequate. The Rights Plan is not designed to prevent acquisition attempts, but instead is designed to provide the Board adequate time and flexibility to evaluate and respond to any acquisition attempts, to negotiate the highest possible bid from a potential acquiror, and if necessary to develop alternatives which may better maximize stockholder values and preserve the long-term value of the Company for the stockholders. Companies have utilized shareholder rights plans for these purposes for over 25 years and, while some people have debated or questioned their efficacy during those years, the Board evaluated a number of other factors and drew on its collective experience with many other corporations and its intimate knowledge of the Company's own business, prospects and circumstances in determining to retain, but periodically review and re-evaluate, the Rights Plan. In particular, the Board considered the following points:

- Rights plans have rarely been used to reject a premium, all-cash and fully financed acquisition proposal that was supported by a majority of a company's stockholders.

- The Rights Plan is not designed to preclude unsolicited, non-abusive offers to acquire the Company at a fair price but instead is designed to encourage potential acquirers to negotiate directly with the Board, which is in the best position to negotiate on behalf of all shareholders and evaluate the adequacy of the offer.

- The Rights Plan will help the Board protect shareholders against potential abuses during any takeover process, such as partial and two-tiered tender offers and creeping stock acquisition programs, which do not treat all shareholders fairly and equally.

- Your Board believes that there is strong empirical evidence that a rights plan enhances shareholder value. For example, a 1997 study by Georgeson Shareholder Communications Inc. found that:

    (i) premiums paid to target companies with rights plans averaged 8% higher than premiums paid for target companies without rights plans;

    (ii) the presence of a rights plan did not increase the likelihood that a hostile takeover bid would be defeated; and

    (iii) the presence of a rights plan did not reduce the likelihood that a company would become a takeover target.

- Over 2000 public companies, and approximately 60% of S&P 500 companies, have adopted rights plans.

In addition, a more recently published study conducted by Jamill Aboumen and Christopher Hayden supports the view that companies with shareholder rights plans have experienced higher takeover rates, and lower takeover bid withdrawal and failure rates, than companies without shareholders rights plans. Their article entitled "Poison Pills, Shareholder Value, and Voting on Rescission Proposals" can be found in a 1998 publication by Directorship, Inc.

TAKEOVER BID WITHDRAWAL RATE	
Firms Without Pills	11.2%
Firms With Pills	10.3%

HOSTILE BID FAILURE RATE	
Firms Without Pills	66.7%
Firms With Pills	45.0%

TAKEOVER RATE S&P 500/400	
Firms Without Pills	5.6%
Firms With Pills	7.7%

In summary, your Board believes that elimination of the Rights Plan and/or the need to submit it for shareholder approval (as requested by the proponents) would deprive your Board of a proven and flexible tool that it currently has available to support its goal of maximizing shareholder value.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Moody's Corporation
Incoming letter dated December 28, 2001

The proposal requests that the board of directors "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

There appears to be some basis for your view that Moody's may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Moody's omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Moody's relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor